Exhibit 99
	For Release:	May 2, 2019

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports first quarter 2019 earnings of $1.37 per share
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported first quarter 2019 earnings of $1.37 per share on net income of $70.5 million and operating revenue of $357.2 million. Last year’s results were 99 cents per share on net income of $51.0 million and operating revenue of $358.2 million. Results in the first quarter of 2019 included a 19 cents per share gain from the sale of U.S. Water Services.
“We are pleased with our strong financial results for the quarter and the advancement of major strategic initiatives which will drive industry leading growth in coming years. During the first quarter we completed the sale of U.S. Water Services which provides us with over $260 million of added liquidity to fund our clean energy growth initiatives across the Company,” said ALLETE Chairman and CEO Al Hodnik. “We are excited about our positioning for further clean energy expansion across all of the ALLETE businesses which will continue to capture value for our shareholders.”
ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power (SWL&P) and the Company’s investment in the American Transmission Co. (ATC), recorded net income of $51.5 million, compared to $43.9 million in the first quarter of 2018. Earnings reflect higher net income at Minnesota Power primarily due to lower operating and maintenance expenses, increased cost recovery rider revenue, lower property tax expense, and higher sales to residential customers resulting from cooler weather conditions than in the first quarter of 2018. These increases were partially offset by lower industrial sales and the timing of fuel adjustment clause recoveries. Net income at SWL&P increased over last year due to higher rates implemented the first of this year, and lower operating and maintenance expense. ALLETE’s earnings in ATC were higher than in 2018 primarily due to additional equity investments.

ALLETE’s Energy Infrastructure and Related Services businesses, which include ALLETE Clean Energy and U.S. Water Services, recorded first quarter 2019 net income of $5.8 million and a net loss of $1.1 million, respectively. Earnings at ALLETE Clean Energy decreased $2.3 million from 2018, primarily due to lower wind resources and availability at its wind energy facilities which negatively impacted revenue, slightly offset by higher production tax credits generated during the quarter. The net loss at U.S. Water Services was similar to 2018.

Corporate and Other, which includes BNI Energy and ALLETE Properties, recorded net income of $14.3 million for the quarter, compared to net income of $0.4 million in 2018. Net income in 2019 included the gain on the sale of U.S. Water Services of approximately $10 million after-tax. Net income in 2019 also included additional income tax benefits to record income taxes at the estimated annual effective tax rate.

ALLETE will host a conference call and webcast at 10 a.m. Eastern Time this morning to discuss details of its financial performance. Interested parties may listen live by calling (877) 303-5852, passcode 8686276, or by accessing the webcast at www.allete.com. A replay of the call will be available through May 6, 2019 by calling (855) 859-2056, pass code 8686276. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.
ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Three Months Ended
	March 31,
	2019	2018
Operating Revenue
Contracts with Customers – Utility	$282.2	$270.2
Contracts with Customers – Non-utility	72.1	82.0
Other – Non-utility	2.9	6.0
Total Operating Revenue	357.2	358.2
Operating Expenses
Fuel, Purchased Power and Gas – Utility	109.8	100.9
Transmission Services – Utility	18.3	18.4
Cost of Sales – Non-utility	30.6	32.9
Operating and Maintenance	76.2	86.5
Depreciation and Amortization	51.9	45.8
Taxes Other than Income Taxes	13.6	16.3
Total Operating Expenses	300.4	300.8
Operating Income	56.8	57.4
Other Income (Expense)
Interest Expense	(16.5)	(16.9)
Equity Earnings in ATC	5.6	4.7
Gain on Sale of U.S. Water Services	20.1	—
Other	7.4	2.1
Total Other Income (Expense)	16.6	(10.1)
Income Before Income Taxes	73.4	47.3
Income Tax Expense (Benefit)	2.9	(3.7)
Net Income	$70.5	$51.0
Average Shares of Common Stock
Basic	51.6	51.2
Diluted	51.7	51.4
Basic Earnings Per Share of Common Stock	$1.37	$1.00
Diluted Earnings Per Share of Common Stock	$1.37	$0.99
Dividends Per Share of Common Stock	$0.5875	$0.56

Consolidated Balance Sheet
Millions - Unaudited

	Mar. 31,	Dec. 31,		Mar. 31,	Dec. 31,
	2019	2018		2019	2018
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$353.3	$69.1	Current Liabilities	$322.4	$405.1
Other Current Assets	203.1	265.2	Long-Term Debt	1,525.0	1,428.5
Property, Plant and Equipment – Net	3,940.5	3,904.4	Deferred Income Taxes	215.5	223.6
Regulatory Assets	385.1	389.5	Regulatory Liabilities	504.1	512.1
Equity Investments	154.8	161.1	Defined Benefit Pension and Other Postretirement Benefit Plans	165.2	177.3
Goodwill and Intangibles – Net	1.1	223.3	Other Non-Current Liabilities	287.9	262.6
Other Non-Current Assets	180.9	152.4	Shareholders’ Equity	2,198.7	2,155.8
Total Assets	$5,218.8	$5,165.0	Total Liabilities and Shareholders’ Equity	$5,218.8	$5,165.0

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

	Three Months Ended
ALLETE, Inc.	March 31,
Income (Loss)	2019	2018
Millions
Regulated Operations	$51.5	$43.9

Energy Infrastructure and Related Services
ALLETE Clean Energy	5.8	8.1
U.S. Water Services	(1.1)	(1.4)

Corporate and Other	14.3	0.4
Net Income	$70.5	$51.0
Diluted Earnings Per Share	$1.37	$0.99

Statistical Data
Corporate
Common Stock
High	$84.26	$74.42
Low	$72.50	$66.64
Close	$82.23	$72.25
Book Value	$42.59	$40.91

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	349	342
Commercial	366	367
Industrial	1,814	1,843
Municipal	203	219
Total Retail and Municipal	2,732	2,771
Other Power Suppliers	822	1,003
Total Regulated Utility Kilowatt-hours Sold	3,554	3,774

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$39.7	$35.5
Commercial	36.5	34.0
Industrial	120.6	113.3
Municipal	15.4	14.0
Total Retail and Municipal Electric Revenue	212.2	196.8
Other Power Suppliers	39.4	43.7
Other (Includes Water and Gas Revenue)	30.6	29.7
Total Regulated Utility Revenue	$282.2	$270.2

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.